Michael E. Tenta

+1 650 843 5636

mtenta@cooley.com

May 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Giugliano
Craig Arakawa
Michael Killoy
Brigitte Lippmann

Re:	Personalis, Inc.

Draft Registration Statement on Form S-1

Submitted March 27, 2019

CIK No. 0001527753

Ladies and Gentlemen:

On behalf of Personalis, Inc. (“Personalis” or the “Company”), we are submitting this letter and the following information in response to a letter, dated April 23, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on March 27, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that it will supplementally provide to the Staff all written communications that it, or anyone authorized on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

May 10, 2019

Page Two

Use of Proceeds, page 63

2.	Please state the approximate amount of proceeds you intend to use for each purpose listed. See Item 504 of Regulation S-K.

The Company advises the Staff that it has not determined the amount of the net proceeds from this offering that will be used for each purpose identified in the Amended Draft Registration Statement. The Company believes that because it has not determined the amount of proceeds from this offering that will be allocated to each purpose listed in the Amended Draft Registration Statement, it would be highly speculative and not beneficial to investors to state approximate amounts of proceeds intended to be used for each purpose listed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 77

3.

We note your revenues increased 302% from 2017 to 2018. You state that this increase in revenues was primarily due to an increase in the volume of samples you tested in relation to the sequencing and data analysis services you provided to our customers. Please discuss in greater detail the underlying reasons for the material increase in revenues, such as the reasons for in the increase in the volume of samples tested. Additionally, if applicable, disclose whether the reasons for the change is a known trend that you reasonably expect will have a material favorable impact on your revenues. See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Draft Registration Statement to provide greater detail regarding the underlying reason for the increase in revenue from 2017 to 2018.

Principal Stockholders, page 148

4.	Please disclose the address for each 5% beneficial owner. See Item 403(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 152 and 153 of the Amended Draft Registration Statement.

Note 2 – Summary of Significant Accounting Policies

Fair Value of Common Stock, page F-13

5.

We may have additional comments on your accounting for equity issuances including the stock options and other share-based compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent valuations and the estimated offering price, if any.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

May 10, 2019

Page Three

Note 3 – Revenues

Contract Assets and Liabilities, page F-16

6.

We note that you received large amounts of deposits from customers in each of the years presented and that the balances of your contract liabilities have grown from $5.6 million as of January 1, 2017 to $42.9 million as of December 31, 2018. We also note your disclosure on page 13, that $37.3 million of the balance at December 31, 2018 relates to one customer. Please address the following points:

•	Tell us how you considered the guidance in ASC paragraphs 606-10-32-15 through 19 in determining the transaction price in these contracts and whether a significant financing component exists.

•	Explain to us the substantive business purpose of the large advance payments.

•	Tell us how you considered disclosing the growing balances as a potential trend that may impact your cash from operations in future periods in your discussion of liquidity and capital resources.

In response to the Staff’s comment, the Company respectfully advises the Staff that it evaluates all contracts with customers for significant financing in accordance with ASC 606.

ASC 606-10-32-18 provides that, as a practical expedient, the Company need not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that the period between when it transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. We confirm that the expected time period between payment by the customer and transfer of sample testing results (based on the agreed upon schedule with the customer for providing samples to the company for testing) has been one year or less.

Specifically, with respect to its largest customer (the VA MVP), at the time of the receipt of advance payments, which are typically received in installments, the Company expected that the testing services would be requested within twelve months (based on the anticipated sample delivery schedule agreed with the VA MVP). However, the timing of the transfer of the test results is dependent upon the VA MVP providing samples to the company for testing because the Company cannot perform tests and deliver results without receiving samples from the VA MVP.

With regard to the substantive business purpose of the large advance payments, the Company requests advance payments to ensure the customer’s commitment to the contract given that contracts are generally cancellable. From the customer’s perspective, the Company believes its customers generally make advance payments for the purpose of securing capacity. In addition, the Company has established the receipt of advance payments as a customary business practice with most of its customers. Therefore we do not believe the advance payments represent significant financing as intended under ASC 606-10-32-18.

In regard to consideration of disclosing the growing balances as a potential trend that may impact the Company’s cash from operations in future periods, the Company respectfully advises the Staff that the Company does not believe it represents a trend. Rather, as described above, the growing balances in the advance payments were primarily a result of delays in receiving samples to test from customers. To the extent that the Company’s expectations change based on new trends, the Company confirms it will continue to monitor these potential new trends and will enhance its disclosure in future filings as required.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com

U.S. Securities and Exchange Commission

May 10, 2019

Page Four

Undertakings, page II-4

7.

Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-4 and II-5 of the Amended Draft Registration Statement.

Exhibits

8.	Please file the Convertible Promissory Note agreements identified on page 146 as exhibits. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the form of Convertible Promissory Note as an exhibit to the Amended Draft Registration Statement.

*            *             *

Please contact me at (650) 843 5636 or Peter Mandel of Cooley LLP at (415) 693 2102 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta
Cooley LLP

cc:	John West, Personalis, Inc.

Aaron Tachibana, Personalis, Inc.

Clinton Musil, Personalis, Inc.

James C. Kitch, Cooley LLP

Peter Mandel, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000  f: (650) 849-7400  cooley.com